UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-11605

TWDC ENTERPRISES 18 CORP.*

(Exact name of registrant as specified in its charter)

500 South Buena Vista Street
Burbank, California 91521
(818) 560-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

1.8500% Global Notes due 2019
Floating Rate Global Notes due 2019
0.875% Notes due 2019
1.950% Notes due 2020
Floating Rate Notes due March 2020
Floating Rate Notes due June 2020
1.800% Notes due 2020
2.150% Notes due 2020
2.300% Notes due 2021
3.750% Global Notes due 2021
2.750% Global Notes due 2021
2.550% Global Notes due 2022
Floating Rate Notes due 2022
2.450% Notes due 2022
2.125% Notes due 2022
2.350% Global Notes due 2022
2.758% Notes due 2024
3.150% Notes due 2025
3.000% Notes due 2026
1.850% Notes due 2026
2.950% Notes due 2027
7.000% Global Notes due 2032

Floating Rate Notes due 2039
4.375% Global Notes due 2041
4.125% Global Notes due 2041
3.700% Global Notes due 2042
4.125% Global Notes due 2044
3.000% Notes due 2046
Floating Rate Notes due 2057
7.550% Senior Debentures due 2093

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, TWDC Enterprises 18 Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 1, 2019

By:	/s/ James Kapenstein
Name: James Kapenstein
Title: Senior Vice President

*On June 20, 2018, TWDC Enterprises 18 Corp. (formerly known as The Walt Disney Company), a Delaware corporation (“Old Disney”), and Twenty-First Century Fox, Inc., a Delaware corporation (“Fox”), announced that they entered into an Amended and Restated Agreement and Plan of Merger (the “Acquisition Agreement”), providing for The Walt Disney Company (formerly known as TWDC Holdco 613 Corp.), a Delaware corporation (“Disney”), to acquire Fox. Pursuant to the Acquisition Agreement, WDC Merger Enterprises I, Inc., a Delaware corporation and wholly owned subsidiary of Disney, was merged with and into Old Disney (the “Merger”).  As a result of the Merger, Old Disney became a direct wholly owned subsidiary of Disney, which was renamed “The Walt Disney Company” concurrently with the Merger.